To whom it may concern,

As a related party, I, Hubei New Nature Investment (Group) Co., Ltd. (湖北新海天投资有限公司), hereby consent to provide financial support to Dunxin Financial Holdings Limited ("the Company") to meet its outstanding liabilities and obligations as and when they fall due and to carry on the Company's business without a significant curtailment of operations for a foreseeable future. May it be, this letter of financial support shall remain in force till June 30, 2020.

Notwithstanding the foregoing, nothing in this letter constitutes an undertaking to discharge any particular creditor of the Company.

Hubei New Nature Investment (Group) Co., Ltd.

Signature: ______________________

Legal representative

Date: